Exhibit 99.1

Trina Solar Announces Acquisition of Majority Stake in Yunnan Metallurgical New Energy to Support Development of Solar Power Projects

CHANGZHOU, China, September 2, 2014 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced it has entered into a share purchase agreement and acquired a 90% stake in Yunnan Metallurgical New Energy Co., Ltd (“Yunnan Metallurgical New Energy”) from Yunnan Metallurgical Group Co., Ltd., Kunming Yeyan New Material Co., Ltd., and Kunming Engineering & Research Institute of Nonferrous Metallurgy Co., Ltd. (collectively the “Parties”). The remaining 10% will be collectively held by the three Parties. Trina Solar obtained the stake by participating in a bidding process conducted through the Yunnan Public Resource Trading Center’s online bidding platform after Yunnan Metallurgical New Energy posted an invitation to bid for the majority stake via the Yunnan Equity Exchange.

Yunnan Metallurgical New Energy is committed to developing downstream solar power projects and currently has a 300 MW project under development in southern Yunnan province. Upon operation, it will become the largest single utility scale solar power plant in Yunnan and one of the largest in China. Construction of the 300 MW project is expected to begin in the third quarter of 2014. By combining the resources of strategic partners, Yunnan Metallurgical New Energy will also actively seek new project opportunities to expand its downstream pipeline.

“We are delighted to partner with Yunnan Metallurgical Group and its two subsidiaries to develop solar power projects,” said Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “We are committed to supporting the adoption of solar energy and environmental protection in the Yunnan region through our combined strengths. Thanks to our quality manufacturing capabilities and track record in project development coupled with our partners’ market position and access to project resources in the region, we look forward to working together to capitalize on new project opportunities to the benefit of all parties. Developing strategic partnerships with select partners demonstrates our flexibility in exploring downstream opportunities in China and will strengthen our leading position in the downstream market.”

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of/  the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO (Changzhou) Email: teresa.tan@trinasolar.com	Brunswick Group Ilse Schache Phone: + (86) 10-5960-8600 (Beijing) Email: trina@brunswickgroup.com
Yvonne Young Investor Relations Director Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com